SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s grid market grows 12.2% in 2Q21

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes, and sells power, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), NYSE (ELP), and LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders and the market in general of Copel’s energy market performance in 2Q21.

Grid Market (TUSD)

Copel Distribuição’s grid market, composed of the captive market, the supply of power to concessionaires and permissionaires in the State of Paraná, and all the free consumers in its concession area, recorded energy consumption growth of 12.2% in 2Q21, as shown below:

The result mainly arises from the 26.6% growth in consumption in the free market, led by the good performance of industrial production in Paraná, which increased by 54.1% in April and 23.7% in May, with the food and wood production sectors accounting the most for the increase in energy consumption. Furthermore, the positive variations also resulted from the low comparative base in 2020, due to the decrease of economic activity in several areas, caused by the effects of the Covid-19 pandemic after the second half of March. Considering 2Q19 as a comparative base, the grid market grew by 5.5% in 2Q21, with the free market increasing by 18.1% in the period.

Captive Market

Energy sales to Copel Distribuição’s captive market totaled 4,773 GWh in 2Q21, an increase of 4.8%. The following table shows captive market trends by consumption segment:

The residential segment consumed 1,973 GWh between April and June 2021, up by 4.3%, mainly reflecting the 165 kWh/month increase in the average monthly consumption, up by 1.0% over 2Q20, mainly led by the 3.3% growth in the number of consumers.

This segment accounted for 41.3% of the captive market consumption in 2Q21, totaling 3,995,886 consumers at the end of June 2021.

The industrial segment grew by 6.4% from April to June 2021, totaling 584 GWh, chiefly due to the gradual resumption of economic activities, mainly the manufacturing of metal products (except for machinery and equipment) and the manufacturing of rubber and plastic material products, which increased by 31.2% and 11.0% respectively. This result was partially offset by the migration of customers to the free market, who would account for average consumption of approximately 87 GWh in the quarter. The industrial segment accounted for 12.2% of the captive market consumption at the end of June 2021, with 71,016 consumers.

The commercial segment consumed 1,000 GWh in 2Q21, an increase of 7.8%, as a result of the gradual resumption in the economic activity with the progress of vaccination in the State. Retail (+6.6%) and food (11.3%) were the activities that impacted the most this result. At the end of 2Q21, this segment accounted for 21.0% of the captive market consumption, with 416,889 consumers.

Energy consumption in the rural segment increased by 5.3% in 2Q21, totaling 629 GWh. Despite the 0.9% reduction in the number of consumers, average consumption grew by 6.2% (kWh/month). This segment accounted for 13.1% of the captive market consumption at the end of June 2021, with 345,768 consumers.

The other segments (governments, public lighting, public services, and own consumption) totaled 587 GWh consumed between April and June 2021, a decrease of 0.4%, mainly due to the 3.1% decline in the “public lighting” segment. Together, these segments accounted for 12.9% of consumption in the captive market, with 60,334 consumers at the end of 2Q21.

Copel’s Consolidated Market

Electricity Supply

Copel’s electricity supply, which represents the volume of energy sold to end consumers and is composed of Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s and Copel Mercado Livre’s sales in the free market, grew by 11.1% between April and June 2021.

The following table shows the breakdown of energy by consumption segment:

Total Energy Sold

Total energy sold by Copel, composed of sales in all markets by Copel Distribuição, Copel Geração e Transmissão, Wind Farms, and Copel Mercado Livre totaled 15,917 GWh in 2Q21, an increase of 25.3%.

The following table shows Copel’s total energy sales, broken down by Copel Distribuição, Copel Geração e Transmissão, Wind Farms, and Copel Mercado Livre:

TPP Araucária

Furthermore, TPP Araucária was dispatched in 2Q21 due to the worsening hydrological conditions and lower energy available in the system. The amount of energy produced by the thermal power plant in the same period of 2020 is as follows:

Curitiba, July 27, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 27, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.